Domenic J. Dell'Osso, Jr.
Executive Vice President and
Chief Financial Officer

6100 North Western Avenue Oklahoma City, Oklahoma 73118

August 18, 2015

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ethan Horowitz, Branch Chief

Re:	Chesapeake Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 27, 2015 Supplemental response dated July 15, 2015 File No. 1-13726

Ladies and Gentlemen:
This letter sets forth the responses of Chesapeake Energy Corporation (the “Company” or “Chesapeake”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated July 30, 2015. We have repeated below the Staff’s comments and followed each comment with the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.
Your proposed disclosure in response to prior comment 2 identifies the impact of commodity price fluctuations as the most important driver of the full cost ceiling test in the current environment. Please expand your proposed disclosure to explain how the sensitivity information regarding discounted future net oil and natural gas revenue correlates with the full cost ceiling test limit as defined by Regulation S-X, Rule 4-10(c)(4). Your disclosure should further clarify the correlation between changes in

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discounted future net oil and natural gas revenue based on prices observed subsequent to the reporting period and the full cost ceiling test limit with regard to reasonably expected impairment charges in the near term.
Response: We acknowledge the Staff’s comment and, in response, we included the below disclosure in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. We believe disclosing our expectations as to the actual commodity prices to be used in the calculation of discounted future net revenues in the following quarter, rather than a price sensitivity analysis as initially proposed in our July 15, 2015 letter to the Staff, provides a more precise description of the impact that expected commodity price declines will have on the calculation. Further, we believe the disclosure clearly describes how the sensitivity information regarding discounted future net oil and natural gas revenue correlates with the full cost ceiling test limit as defined by Regulation S-X, Rule 4-1(c)(4):

Impairment of Oil and Natural Gas Properties. Our oil and natural gas properties are subject to quarterly full cost ceiling tests. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, less any related income tax effects. As of June 30, 2015, capitalized costs of oil and natural gas properties exceeded the ceiling, resulting in an impairment in the carrying value of our oil and natural gas properties of $5.015 billion. Cash flow hedges as of June 30, 2015, which related to future periods, increased the ceiling test impairment by $190 million.

As of June 30, 2015, the present value of estimated future net revenue of our proved reserves, discounted at an annual rate of 10%, was $12.329 billion. Estimated future net revenue represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs under existing economic conditions as of that date. The prices used in the present value calculation as of June 30, 2015 were $71.56 per bbl of oil and $3.39 per mcf of natural gas, before price differential adjustments. Based on first-of-the-month index prices for July and August 2015, as well as the current strip prices for September 2015, we reasonably expect a decrease of approximately $12.31 per barrel of oil and $0.33 per mcf of natural gas in the prices we will be using to calculate the estimated future net revenue of our proved reserves as of September 30, 2015, and such decreases are expected to reduce the present value of estimated future net revenue of our proved reserves by approximately

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$4.1 billion in the 2015 third quarter. Such decrease is likely to be a significant factor in the amount of impairment recorded as of September 30, 2015. In addition, we reasonably expect a further reduction of our estimated proved reserves of approximately 8% in the 2015 third quarter, solely related to price declines. Further material write-downs in subsequent quarters will occur if the trailing 12-month commodity prices continue to fall as compared to the commodity prices used in prior quarters.

In this regard, please note that we provide disclosure in our annual reports on Form 10-K regarding our quarterly review of the carrying value of our oil and natural gas properties under the SEC’s full cost accounting method, including the correlation between discounted future net oil and natural gas revenue and the ceiling test. Please refer to the disclosure in our 2014 Annual Report on Form 10-K under the caption “Oil and Natural Gas Properties,” which appears in: (i) the MD&A beginning on page 60 under “Application of Critical Accounting Policies”; and (ii) in Note 1 to our financial statements beginning on page 80.

Notes to Consolidated Financial Statements, page 79
Note 4. Contingencies and Commitments, page 93

2.
Your disclosure on page 93 states that you have entered into long-term agreements for certain natural gas gathering and related services within specified acreage dedication areas in exchange for cost-of-service based fees redetermined annually or tiered fees based on volumes delivered relative to scheduled volumes. Please tell us whether these agreements meet the definition of unconditional purchase obligations with the characteristics defined under FASB ASC 440-10-50-2. If applicable, tell us how your disclosures meet the requirements of FASB ASC 440-10-50-4 and 50-5. In your response, identify when you originally entered into these agreements and provide further detail as to the fixed and variable components of their terms.

Response: We acknowledge the Staff’s comment and believe that the cost-of-service natural gas gathering agreements referred to in the disclosure noted above do not meet the definition in ASC 440-10-20 of unconditional purchase obligations. An unconditional purchase obligation is defined as:
An obligation to transfer funds in the future for fixed or minimum amounts or quantities of goods or services at fixed or minimum prices (for example, as in take-or-pay contracts or throughput contracts).
Our cost-of-service contracts, which were entered during the time period beginning in September 2009 and ending in December 2012, do not require

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payment for fixed or minimum amounts of gathering services at fixed or minimum prices. Instead, our cost-of-service contracts are executory contracts that provide Chesapeake the ability to transport produced natural gas to market in exchange for variable fees that are redetermined annually. Although the annual fee redetermination process is designed to help provide the gatherer a specified return on invested capital, we do not believe Chesapeake’s cost-of-services contracts can be characterized as take-or-pay or throughput contracts. As stated in ASC 440-10-20, take-or-pay contracts require a purchaser (or in our case a “producer”) to make specified minimum payments even if it does not take delivery of the contracted services. In contrast, although Chesapeake (as producer) is exposed to rate volatility, our contracts do not require us to make fixed or minimum payments. With respect to natural gas throughput contracts that are subject to ASC 440-10-50-2, such agreements provide for the producer to pay specified amounts in return for the gathering of natural gas. The producer is obligated to provide specified minimum quantities to be transported in each period and is required to make payments even if it does not provide the contracted quantities. As previously noted, our cost-of-service contracts do not provide for the delivery of minimum quantities and therefore cannot be characterized as throughput contracts.
Lastly, even if our cost-of-service agreements were classified as unconditional purchase obligations (including either take-or-pay or throughput agreements) under the definition of ASC 440-10-20, pursuant to ASC 440-10-50-2(b), the disclosure requirements of ASC 440-10-50-4 and 50-5 would not apply because our contracts were not negotiated as part of arranging financing for the underlying gathering facilities.
* * * * *
Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson, our Chief Accounting Officer, at (405) 935-9229, J. David Hershberger, our Corporate Counsel, at (405) 935-3878 or me at (405) 935-6125.

As you request in the comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Domenic J. Dell'Osso, Jr.

Domenic J. Dell'Osso, Jr.
Executive Vice President and Chief
Financial Officer

cc:	Wei Lu, Securities Exchange Commission
Shannon Buskirk, Securities Exchange Commission
Tull Florey, Baker Botts L.L.P.